Rentokil Initial

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

FILE NO: 82-34878

1 August 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Interim results for 6 months to 30 June 2009
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change
6. Releases to the London Stock Exchange.	6.1 Director/PDMR Shareholding x2

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

Alex Laan
Assistant Company Secretary

dlw 8/14

Rentokil Initial

2009 Interim Results

RNS Number : 6185W
Rentokil Initial PLC
31 July 2009

RENTOKIL INITIAL PLC (RTO)

INTERIM RESULTS FOR SIX MONTHS ENDED 30 JUNE 2009

Results	Q2 2009 AER	Growth AER	Growth CER	H1 2009 AER	Growth AER	Growth CER
Revenue	£626.0m	4.3%	(3.2%)	£1,260.6m	7.0%	(2.2%)
Operating profit1	£40.5m	9.2%	(7.1%)	£69.2m	1.5%	(16.3%)
Adjusted profit before tax2	£33.5m	13.6%	(11.8%)	£55.1m	14.6%	(14.6%)
Operating cash flow3	£59.1m	177.5%	147.0%	£116.7m	204.7%	167.4%

AER - actual exchange rates; CER - constant 2008 exchange rates

1 before amortisation and impairment of intangibles

2before amortisation and impairment of intangibles and one-off items

3 cash flow before interest, tax, acquisitions, disposals and foreign exchange adjustments.

Highlights - H1 2009

Economic climate continues to be difficult, resulting in a 2.2% decline in revenue at constant exchange rates

Greater progress than expected on cost savings - revised estimate for year now £70m (previous guidance £50m), offsetting revenue decline at CER

City Link full year loss forecast reduced from £20m to £12m driven by cost savings in excess of £40m

Textiles and Washrooms restructuring underway; £10m provision taken in Q2

UK Pest improved performance in Q2 driven by new leadership and favourable weather conditions

Operating cash flow of £116.7m (H1 2008: £38.3m) representing 140% cash conversion

Passing of interim dividend coupled with strong cash flow consistent with our objective to retire £125m Revolving Credit Facility in late 2009

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

"Q2 has seen further progress on 4 of our 5 strategic thrusts - service, capability, operational excellence, cost & cash. This is evidenced by internal customer service indicators together with strong cost saving, profit and cash delivery. I am particularly pleased with the consistency of performance against internal operating plan targets across all divisions despite very challenging market conditions.

"On the 5th strategic thrust - growth - we have a lot to do. I will provide more detail on our sales and marketing initiatives later in the year.

"With regard to profit outlook for the rest of 2009, notwithstanding the economic uncertainty, we remain confident in delivering profit growth in Q3 and Q4 compared to 2008."

Enquiries

Shareholder/analyst enquiries:

Michael Murray, Chief Financial Officer Rentokil Initial plc 01293 858000

Katharine Rycroft, Head of Investor Relations

Media enquiries:

Malcolm Padley, Head of Corporate Communications Rentokil Initial plc 07788 978 199

Tom Williams / Oliver Hughes Brunswick Group 020 7404 5959

A presentation for analysts and shareholders will be held on Friday 31 July 2009 at 9:15 am. This will be available via a live audio webcast at www.rentokil-initial.com.

Financial Summary

£million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	H1 09	H1 08	change

Pro forma Continuing Operations1

At 2008 constant exchange rates2						
Revenue	587.2	606.7	(3.2%)	1,171.4	1,198.0	(2.2%)
Operating profit before amortisation and impairment of intangible assets3 and one-off items4	44.5	39.8	11.8%	72.3	74.1	(2.4%)
One-off items4	(9.3)	(1.9)	(389.5%)	(13.1)	(3.4)	(285.3%)
Operating profit before amortisation and impairment of intangible assets3	35.2	37.9	(7.1%)	59.2	70.7	(16.3%)
Amortisation and impairment of intangible assets3	(16.3)	(14.7)	(10.9%)	(29.6)	(27.1)	(9.2%)
Operating profit	18.9	23.2	(18.5%)	29.6	43.6	(32.1%)
Share of profit from associates (net of tax)	0.6	0.6	-	1.3	1.3	-
Net interest payable	(18.2)	(9.9)	(83.8%)	(30.2)	(24.6)	(22.8%)
Profit before income tax	1.3	13.9	(90.6%)	0.7	20.3	(96.6%)
Adjusted profit before income tax5	26.9	30.5	(11.8%)	43.4	50.8	(14.6%)
Operating cash flow6	53.1	21.5	147.0%	104.0	38.9	167.4%

Continuing Operations1

At actual exchange rates						
Revenue	626.0	600.0	4.3%	1,260.6	1,178.1	7.0%
Operating profit before amortisation and impairment of intangible assets3 and one-off items4	50.9	38.9	30.8%	83.4	71.5	16.6%
One-off items4	(10.4)	(1.8)	(477.8%)	(14.2)	(3.3)	(330.3%)
Operating profit before amortisation and impairment of intangible assets3	40.5	37.1	9.2%	69.2	68.2	1.5%
Amortisation and impairment of intangible assets3	(17.9)	(14.4)	(24.3%)	(32.7)	(26.5)	(23.4%)
Operating profit	22.6	22.7	(0.4%)	36.5	41.7	(12.5%)
Share of profit from associates (net of tax)	0.8	0.5	60.0%	1.8	1.2	50.0%
Net interest payable	(18.2)	(9.9)	(83.8%)	(30.1)	(24.6)	(22.4%)
Profit before income tax	5.2	13.3	(60.9%)	8.2	18.3	(55.2%)
Adjusted profit before income tax5	33.5	29.5	13.6%	55.1	48.1	14.6%
Operating cash flow6	59.1	21.3	177.5%	116.7	38.3	204.7%

1All figures are for continuing operations and are unaudited.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2008. £/$ average rates: H1 2009 1.5011; H1 2008 1.9850; FY 2008 1.8527. £/€ average rates: H1 2009 1.1166; H1 2008 1.2964, FY 2008 1.2597

3Other than computer software.

4See Appendix 4 for further details.

5Before amortisation and impairment of intangible assets and one-off items.

6Cash flow before interest, tax, acquisitions, disposals and foreign exchange adjustments.

This announcement contains statements that are, or may be, forward-looking regarding the

group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Basis of preparation

Segmental information has been presented in accordance with IFRS 8 "Operating Segments" which the group has implemented with effect from 1 January 2009. Prior year comparisons have been restated. In all cases references to operating profit are for continuing businesses before amortisation and impairment of intangible assets (other than computer software). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £13.1 million (2008: £3.4 million) that have had a significant impact on the results of the group. They relate directly to the group's various performance improvement initiatives and consist mainly of redundancy and other reorganisation costs including consultancy, plant and office closure costs net of the profit on sale of certain properties and acquisition integration cost. They have been separately identified as they represent an investment in the future performance of the group and are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in Appendix 4. All comparisons are at constant 2008 full year average exchange rates.

STRATEGIC UPDATE

In February 2009 we reported that the major part of the Company's three-year plan to address operational issues across the group focused on five strategic thrusts. We provide an update on progress against these thrusts below.

1. Delivering outstanding customer service

We have continued to make strong progress in driving customer service and in instilling our common values and behaviours across the group. All our turnaround businesses, City Link, Australia Washrooms, Australia Pest Control, UK Pest Control and UK Washrooms, are performing ahead of target.

Customer retention continues to be a major focus for the group. While progress is also being made on ensuring personal accountability for customer relationships, further improvement is required in responsiveness, speed of customer call out and in tailoring customer propositions. This is a focus for H2.

2. Developing the capability of our organisation and people

Strong progress has been made during H1 in driving HR initiatives (including upgrading functional and operational management, performance management and global grading). Senior management was strengthened in Q1 through the appointments of new MDs and FDs for the Textiles & Washrooms division and UK Pest Control with good progress already visible. Senior management has been strengthened further through the appointment of new MDs for the Asia Pacific and Pest Control divisions. For full details, please see the paragraphs on board and management changes on page 4 of this report.

The roll-out of Performance Development Reviews is underway and has been established for the top 3,000 employees. Global grading of the same group is near completion. A Talent Review has been established for the top 120 management. Further roll-out of HR process improvements are planned for H2.

Development of information systems architecture and processes continued in H1. The roll-out of standard hand held terminals is now advanced in developed markets and adoption of the ICABs contract management system is being met with great success. The Navision finance system will be rolled out across non-UK businesses over the coming years. Considerable work is still required in improving our toolkit for scheduling and routing optimisation.

3. Delivering operational excellence in all our processes and functions

Consistent goals and performance measures have now been introduced across the organisation with all divisions reporting monthly to senior management on progress against KPIs. Of those businesses with operational difficulties, City Link, Australia Pest and Australia Washrooms have delivered particularly encouraging H1 performances. UK Washrooms and UK Pest Control have also made progress but there is significantly more work to be done. Progress has been made in driving common systems across all businesses and geographies and in updating the group governance framework and standard operating procedures.

4. Operating at lowest possible cost consistent with our service objectives and delivering maximum cash

One of our stated objectives for 2009 is to reduce costs by £50m. We have made greater progress than expected on this during H1 and believe we can now deliver £70m of savings for the year. Much of this improvement can be attributed to excellent cost management from City Link via reductions in headcount and vehicles and rationalisation of the depot network.

Further review of European Textiles and Washrooms productivity has shown that greater potential exists within procurement than originally anticipated with anticipated benefits coming through from late 2010, early 2011. We believe savings of around €20m per annum are achievable. Processing productivity savings of circa €10m per year are anticipated and should be fully on stream during 2011. Plant rationalisation will shortly be underway in Belgium with the closure of two textiles and one hospitals services processing plants by the end of Q1 2010, with annualised cost savings of €4.6m from 2011.

Progress has also been made in increasing operational productivity. As an illustration, although City Link now employs fewer drivers across its network, those that remain have increased the number of collections and deliveries per day. Major opportunities to further

improve productivity exist mainly within the Pest Control and Textiles and Washrooms businesses.

The group has made excellent progress on cash flow during the half generating operating cash flow of £116.7m (2008: £38.3m), representing 140% cash conversion, well in excess of our full year target of 95%. This result has been achieved through:

- Reduction in Days Sales Outstanding (DSO) from 61* days (2008) to 56 days
- Reduction in capital expenditure from 115% of depreciation (2008) to 85%

5. Delivering profitable growth through organic actions and bolt-on acquisitions

Our focus to date has been directed at driving a customer service and operational excellence agenda. We now need to move on to our growth agenda. Sales and Marketing is currently an area of weakness across the group. We have started a number of sales productivity initiatives within our divisions and in addition the Pest Control and Washrooms businesses will undertake a significant marketing programme with the intention of improving our core value propositions and developing customer-specific propositions that can be activated in local markets. A further update on progress will be given later in the year.

BOARD AND MANAGEMENT CHANGES

Andy Ransom, Executive Director, has been appointed to the role of Divisional Managing Director of Pest Control & Ambius with effect from 1 October 2009. Andy will retain his functional responsibility for Mergers & Acquisitions and the legal function but will relinquish responsibility for the Asia Pacific division, Company Secretariat and Strategy. He takes over the leadership of the Pest Control division from Andy Hobart who is leaving the Company. We would like to thank Andy Hobart for his contribution to the business over the last four years and we wish him well for the future.

Xuemei Bennink-Bai has been appointed as Divisional Managing Director Asia Pacific with effect from 1 October 2009. Xuemei joins the Company from Unilever where she is currently Managing Director of Unilever Food Solutions in China. Prior to this she held a wide range of positions in Research, Project Management, Sales and General Management in China, Vietnam, the Netherlands and the UK. Xuemei will be based in Shanghai and will become a member of the Company Executive Board.

In June 2009 Petar Cvetkovic resigned from his position as Divisional Managing Director of City Link with effect from 1 September to pursue interests outside Rentokil Initial. Petar's contribution to City Link has been immense over the past 18 months. He leaves the business well advanced in execution of an outstanding turnaround and with a clear operational strategy to see the business through 2010. Stuart Godman, formerly Sales & Marketing Director of City Link, has been appointed Divisional Managing Director and a member of the Company Executive Board. Stuart's knowledge of the business and excellent customer relationships will provide valuable continuity. He is well placed to develop and implement a growth strategy that will leverage the strong operational platform currently being built within City Link.

CASH GENERATION AND DIVIDEND

Cash generation has been a key priority during the first half. A number of measures have been pursued to achieve this including a continuation of the drive on working capital, optimisation of capital expenditure and the implementation of cost reduction programmes across the group. We have made excellent progress in operating cash flow in both quarters one and two, generating a half year performance of £116.7m. Strong cash flow, coupled with our decision to pass the interim dividend, is consistent with our objective of retiring the fully undrawn £125m revolving credit facility in late 2009. The board continues to keep the payment of a dividend under review and intends to resume payment once conditions allow.

AUDITORS

The Company has conducted a review of audit provision to obtain better value from the external and internal audit processes by seeking to improve the effectiveness of the processes and reducing costs overall. The Company invited its existing auditors PricewaterhouseCoopers LLP as well as KPMG Audit Plc to submit proposals for a more integrated financial assurance process extending external audit coverage to some work undertaken by internal audit. The board has decided to proceed with KPMG, who will be appointed to undertake the 2009 audit. Combined internal and external audit costs will reduce by approximately 30%.

PricewaterhouseCoopers have served Rentokil Initial plc well over many years and will continue to provide significant specialist assurance and non-audit services to the group.

OUTLOOK FOR H2 2009

Despite the challenging macro environment we have been encouraged by the consistency of performance against internal operating targets and predictability of earnings across all divisions. Therefore, notwithstanding continuing economic uncertainty, we remain confident in delivering incremental profit growth in Q3 and Q4 compared to 2008.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	Change
At 2008 constant exchange rates:						
Revenue	182.6	177.2	3.0%	365.5	352.3	3.7%
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	25.1	26.7	(6.0%)	47.3	56.3	(16.0%)
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	27.8	26.5	4.9%	53.0	54.9	(3.5%)

1 Other than computer software

Revenue for the division increased by 3.7%, aided by particularly strong performances from both France (up 5.5%) and Germany (up 5.7%). The only country with a significant revenue decline was Spain; down 7.4% as a result of the continued downturn in the hospitality industry impacting the linen business. Pressure has remained high on pricing of new contracts across all categories and countries.

Adjusted operating profit decreased by £9m on the prior year, of which £5.4m was due to unusual items associated with re-organisation costs and post-acquisition integration costs for Raywerk in Austria. Margins were depressed in a number of markets. This was due to wage inflation costs, increases in depreciation costs for new garment rental contracts and cost increases on longer-term energy contracts not being fully covered by price increases.

H1 annualised net portfolio growth of 3.1% was pleasing given the tough economic environment and was a result of new contract wins and modest price increases achieved in H2 2008. State of service has remained consistently high during the period at 98%

Operating cash flow has been excellent with good progress on accounts receivable and on capital expenditure.

A new divisional managing director and finance director were appointed during Q2 and Q1 respectively. As indicated in Q1, key initiatives in Q2 included further review of the division's processing footprint and procurement strategy, while simultaneously bedding down cost control initiatives and cash flow processes in all countries of operation. This review has shown that greater potential exists within procurement than had been originally anticipated with benefits expected from late 2010, early 2011. We believe savings of around €20m per annum are achievable. Although final targets for processing productivity savings are still being determined, savings of circa €10m per year are anticipated and should be fully on stream during 2011. Plant rationalisation will shortly be underway in Belgium with the closure of two textiles and one hospitals services processing plants by the end of Q1 2010, with annualised cost savings of €4.6m from 2011.

Facilities Services

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	change
At 2008 constant exchange rates:						
Revenue	153.3	162.3	(5.5%)	311.9	327.5	(4.8%)
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	4.3	5.0	(14.0%)	8.3	11.1	(25.2%)
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	4.3	5.0	(14.0%)	8.4	11.1	(24.3%)

1 Other than computer software

Market conditions continue to be challenging in both the UK and Spain. Revenue decreased by 4.8% in H1, primarily due to a number of contract terminations in the second half of 2008. Although adjusted operating profit fell by 25.2%, this is an improved picture on Q1's decline of 34.4%. The adverse profit variance can be attributed to the poor performance from UK

Washrooms and Retail Cleaning, in addition to an unusual gain of £0.7m relating to the sale of a property in Q1 2008. Excellent progress has been made on cash and debtors during the period and service levels are at 96%, comfortably ahead of last year.

In Cleaning the retail sector remains very challenging but all sectors are being affected by cost saving demands from customers, building closures and business failures. H1 revenue was 4.7% lower than the prior year reflecting contract losses in H2 2008 and a number of administrations in Q1 2009. Good progress is being made on cost saving initiatives and these will be accelerated in H2.

Catering revenue grew 2.8%, the result of successful contract retention and new business wins. The education sector is doing particularly well. Profits are well ahead of the prior year due to the exit of unprofitable contracts in 2008 and new profitable business wins in H2 2008 and H1 2009. Procurement activity on food buying continues to deliver substantial benefits.

Hospital Services revenue is down 9.2% year-on-year due to the loss of two large hospital contracts at the end of 2008. Elsewhere the business has been successful in retaining and growing existing contracts.

Focus is now on developing customer relationships, driving more profitable segments, such as Hygiene, and continuous pursuit of cost efficiencies.

In the Washrooms business service levels have been successfully maintained at over 95%. Market conditions are very challenging however and only essential washroom products are being taken by customers. Revenue declined 8.7%, largely the result of lost portfolio in H2 2008. Cost saving initiatives will accelerate into H2. The business is now comfortably in profit and continued cost reductions will improve the overall position for the year. As a result of management actions, over 90-day debts have been reduced by 38% and DSO has been reduced by 20 days since December 2008.

Our Washrooms focus is now on optimising customer relationships and service and delivery of cost savings targets.

City Link

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	Change
At 2008 constant exchange rates: Revenue	82.1	96.0	(14.5%)	167.1	191.2	(12.6%)
Adjusted operating loss (before one-off items and amortisation & impairment of intangible assets1)	(0.9)	(12.5)	92.8%	(7.0)	(27.9)	74.9%

1 Other than computer software

City Link's H1 operating loss of £7.0m is £20.9m (74.9%) lower than the corresponding loss in 2008, despite a £24.1m (12.6%) reduction in reported revenue to £167.1m. More

significantly Q2's loss of £0.9 million represents an improvement of £11.6m (or 92.8%) on Q2 2008 and £5.2m on Q1 2009. This has been achieved through successful anticipation of lower parcel volumes and flexing the delivery cost base accordingly, together with tight control of overhead costs.

H1 parcels volumes were down 10.2% on H1 2008 and revenue per consignment (RPC) weakened 3.8% year-on-year.

Although the market remains highly competitive, City Link's customer base continues to remain broadly consistent with recent quarters. Revenue decline can be attributed to the effect of customers lost during the first half of last year (the period during which operational recovery efforts were commenced by the new management team put in place in February 2008) and by existing customers trading at lower levels.

Apart from several days of heavy snowfall in early February, customer service levels have remained consistently above 98.5%. The programme to restore customer handling back to depots was completed ahead of schedule and has been met with very positive customer feedback.

Delivery vehicle fleet numbers reduced further during Q2 and are now over a third lower than this time last year. The successful roll-out of new hand-held scanners and an upgraded route scheduling tool have underpinned improved overall productivity and service. B2C-specific service improvements include the launch of a new City Link website and upgraded hand-held scanners which allow delivery drivers to capture real-time customers' door and parcel images. This latter feature, which we believe to be industry-leading, will further aid electronic, real-time proof of delivery.

Total employee numbers have fallen by 22% since the end of H1 2008. Depot numbers have been reduced from 97 to 90.

Debtor days improved further during Q2, a five-day improvement on the prior year.

Pest Control

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	Change
At 2008 constant exchange rates:						
Revenue	113.9	110.9	2.7%	213.1	211.3	0.9%
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	22.8	22.5	1.3%	35.8	38.6	(7.3%)
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	25.9	21.7	19.4%	40.4	37.4	8.0%

1 Other than computer software

Pest Control delivered a stable performance in mainland Europe and the US despite weakened economic conditions. New UK management put in place at the end of Q1 in UK Pest has stabilised that business and Q2 has shown an improved performance on Q1 2009. Overall divisional revenue increased by 0.9% year-on-year in H1, despite UK revenue falling 10.2%, although UK revenue decline decreased by 4.9% in Q2. Excluding the UK, revenue growth was 2.9% ahead of last year. The rate of new contract business declined by 15.1% and job sales fell by 3.6%. Retention rates have declined marginally in most countries. Adjusted operating profit declined by 7.3% in H1, predominantly due to continued weakness in the UK and Spain, but were 1.3% improved in Q2.

State of service has remained consistently high across the business, with strong year-on-year improvement from the UK.

Across Europe revenue grew by 0.9%. Spain is in the process of recovering from its breakdown in financial controls but continues to face a challenging economic environment.

The 10.2% decline in UK revenue in H1 can be attributed to a 16% decline in job sales and a reduction in retention rate from 78.7% in H1 2008 to 71.8%. This is due in part to difficult economic conditions but also to inadequate focus on customers and on competitor activity over an extended period of time. Implementation of a six-point plan outlined at the Q1 results is now underway with an emphasis on customer service and investment in training and development to improve service, sales and marketing. An annualised £3m to £4m cost saving from the end of 2010 has been identified and will be derived through reductions in business support and management costs and by improved productivity. State of service at 98.5% is now above target. Debt over 90 days is at a record low and DSO has improved by 16 days since December 2008.

North America has delivered a notably resilient performance given difficult trading conditions, growing revenue by 3.8%.

The division's three-year contract with the Libyan government is proceeding well, with UK service teams now fully operational in Tripoli, Benghazi and Misratah.

The division delivered a strong first half cash performance with contributions from accounts receivable, creditors and capital expenditure.

Asia Pacific

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	change
At 2008 constant exchange rates:						
Revenue	45.7	50.4	(9.3%)	93.7	98.8	(5.2%)
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	6.2	5.0	24.0%	11.4	11.5	(0.9%)
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	6.6	5.1	29.4%	11.8	11.6	1.7%

1 Other than computer software

H1 revenue in Asia Pacific declined 5.2% year-on-year as a result of the disposal of the water business in Malaysia and the exit of a low margin Hong Kong government contract. Excluding these, revenue was flat. Adjusted operating profit fell by just under 1% with strong cost savings and a good performance from the Australian Pest Control business offsetting continuing pressure on fumigation sales and bad debt provisions in Asia.

The recovery of both the Australian Washrooms and Pest Control businesses continues to go well.

Pacific

Service levels in our Australian Pest Control businesses have been high during the period at over 95% but revenue was 1.5% down due to lower jobbing revenue. Profit, however, rose 25.5% on the prior year due to improved gross margins and steady cost optimisation. The business is experiencing some pricing pressure as customers become more sensitive on costs.

In Pink Healthcare, our Australian Washrooms business, state of service remains consistently high at over 95% and first half revenue grew 2.7% on the prior year despite some pressure on pricing. H1 profit was in line with the corresponding period in 2008 due to strong cost saving initiatives.

Further progress has been made on accounts receivable, reduction in overhead costs and procurement savings.

Our businesses in New Zealand have performed well during the half.

Asia

Revenues fell by 12.1%, primarily as a result of the disposal of the Malaysian water business and cancellation of the Hong Kong government contract. Excluding this, revenue fell by 1% due to a slower start in China and significant declines in the fumigation business in Singapore and Malaysia as a result of slowing international trade.

Profit declined marginally due to an increase in bad debt provisions and the adverse impact of a downturn in the profitable fumigation business. Restructuring of our fumigation operations and a focus on costs will aim to mitigate the effects of falling demand.

Ambius

£ million	Second Quarter			Half Year		
	Q2	Q2	change	HY	HY	change

	09	08		09	08	
At 2008 constant exchange rates:						
Revenue	25.4	28.4	(10.6%)	52.2	56.4	(7.4%)
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	1.1	1.8	(38.9%)	2.1	3.3	(36.4%)
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation & impairment of intangible assets1)	1.3	1.7	(23.5%)	2.5	3.1	(19.4%)

1 Other than computer software

Ambius has had a tough first half in exceptionally difficult market conditions. Revenue fell 7.4% as a result of increasing contract terminations and a 23.4% decline in job sales. Adjusted operating profit fell 36.4% year-on-year. Divisional retention declined from 83.4% in 2008 to 75.2%.

North America continues to be weak with turnover falling 9.9%. The challenging US economy has affected the portfolio and as a result retention rates have fallen to 70.2% (H1 2008: 81.7%). Job sales have declined 30.5% year-on-year.

Turnover in Europe declined 4.9%. Difficult economic conditions are now being experienced in most countries. Profit was impacted by increased redundancy costs as the business adjusts service headcount in line with portfolio movement, an increase in bad debts and a 14.8% reduction in job sales year-on-year.

Sales of new brand extension services, including ambient scenting and fresh fruit delivery, have continued to rise during the period and now account for 10.7% of total contract sales, compared to 7.7% this time last year.

In addition to adjusting service headcount in line with portfolio movement, Ambius continues to look for all opportunities to review and reduce its cost base to reflect current economic conditions.

Operating cash flow improved significantly over H1 2008. This has been achieved though a focus on working capital and tight control over capital expenditure.

Central Costs

£ million	Second Quarter			Half Year		
	Q2 09	Q2 08	change	HY 09	HY 08	change
At 2008 constant exchange rates:						
Central costs	(14.1)	(8.7)	(62.1%)	(25.6)	(18.8)	(36.2%)
At actual exchange rates:						
Central costs	(14.1)	(8.6)	(64.0%)	(25.7)	(18.7)	(37.4%)

Central costs in the first half were £6.8m higher than last year primarily due to higher provisions for incentive scheme costs and profits on sale of properties in 2008 not repeated in 2009 together with accruals made centrally to cover specific exposures in some overseas

trading businesses.

One-off items

Details of one-off items incurred in the period, for which adjustments have been made, are set out in appendix 4. They relate directly to the group's various performance improvement initiatives and consist mainly of redundancy and other reorganisation costs including consultancy, plant and office closure costs net of the profit on sale of certain properties and acquisition integration cost. They have been separately identified as they represent an investment in the future performance of the group and are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. In the first half these amounted to £13.1m (2008: £3.4m) and represent the reorganisation of Textiles and Washrooms plants in Belgium, the costs associated with the closure and relocation of the London corporate office and redundancy costs relating to the continued integration of the City Link and Target Express businesses.

Interest

Net interest payable of £30.1m was £5.5m higher than in 2008. Higher average net debt, mainly as a result of 2008 H2 translation differences, accounted for £7.2m of the increase, partially offset by lower rates amounting to £3.5m. 2009 derivative mark to market and foreign exchange adjustments were smaller than in 2008 resulting in an increase in interest payable of £1.6m.

Tax

The blended headline rate of tax for the 2009 full year is 30.0% (2008: 31.6%). This represents the weighted headline rates appropriate to the countries in which the group operates. The income statement tax charge for the 2009 half year was 19.5% of profit before tax from continuing operations, compared with 27.9% for 2008 half year. The principal factor that caused this fall in rate is the release of prior year provisions relating to matters now agreed with the tax authorities, offset by unrelieved losses and other one-off items.

Net debt and cash flow

£ million at actual exchange rates	Year to Date		
	2009 HY	2008 HY	Change
	£m	£m	£m
Adjusted profit before amortisation, interest and income tax	83.4	71.5	11.9
One-off items	(14.2)	(3.3)	(10.9)
Depreciation	108.4	90.6	17.8
Other non-cash	3.0	(0.3)	3.3
EBITDA	180.6	158.5	22.1
Working capital	28.7	(16.0)	44.7
Capex - additions	(99.1)	(111.5)	12.4
Capex - disposals	6.5	7.3	(0.8)
Operating cash flow	116.7	38.3	78.4
Interest	(44.0)	(44.4)	0.4

Tax	(5.0)	(10.3)	5.3
Free cash flow	67.7	(16.4)	84.1
Dividends	-	(94.9)	94.9
Acquisitions/disposals	(9.7)	(30.7)	21.0
FX and fair value adjustments	87.3	(10.2)	97.5
Decrease/(increase) in net debt	145.3	(152.2)	297.5
Closing net debt	(1,216.9)	(1,099.3)	117.6

Operating cash flow at actual rates of exchange was £78.4m higher than 2008 due to higher EBITDA, better working capital movements and lower net capex. EBITDA was £22.1m higher than last year due mainly to improved trading performance offsetting higher one-off costs. Working capital was £44.7m higher than last year mainly as a result of lower debtors. Savings in net capex amounted to £11.6m, with reductions being achieved in most divisions.

Tax and interest payments (including finance lease interest) were £5.7m lower than last year following receipt of tax refunds in respect of prior periods. Free cash was therefore £84.1m higher than last year at £67.7m.

Deferred acquisition and disposal cash flows consumed £9.7m and foreign exchange gains and fair value adjustments added a further £87.3m, producing a total cash inflow of £145.3m and leaving net debt at £1,216.9m at 30 June 2009.

Funding

The group has two principal bank facilities - a £500m revolving credit facility which matures in October 2012 and a £125m credit facility which matures in December 2009, extendable to 30 September 2010 at the group's option. The group also has four capital market notes in issue, including £75m of 25-year Floating Rate Reset Notes which may be put back to the Issuer in August 2013 and biennially thereafter. The earliest maturity date of the remaining three capital markets notes is September 2013. At 30 June 2009 the group had headroom under its two principal bank facilities of £275m. At 17 July this had increased to £290m. It is the group's objective to generate sufficient cash flow over the remainder of 2009 to allow the retirement of the £125m credit facility in late 2009.

The group's bank facilities contain a single financial ratio covenant which requires EBITDA to be no less than 4 x interest payable (on the basis of the definitions and subject to the adjustments set out in the bank facility documentation). The covenant is tested semi-annually on a twelve-month look back. At 30 June 2009 the covenant ratio was 5.6x, equivalent to £108.7 million of EBITDA headroom.

Principal Risks and Uncertainties

The group has set out in its 2008 Annual Report a number of business and financial risks which could impact the performance of the group. Rentokil Initial applies a system of risk management to identify risks and monitor actions to mitigate them.

Our principal risks are: performance, organisational change, retention of management team,

integration of acquisitions, competition, fraud, regulatory, technology and external factors such as changing economic conditions.

For the remainder of the year the main area of potential risk and uncertainty centres on the performance of City Link and the Textiles and Washrooms Reorganisation programme as well as the challenging economic conditions across all our markets. Further details of the group risks and risk management process can be found in the 2008 Annual Report.

Related parties

Related party disclosures are given in note 23 of the interim financial statements.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 June 2009

£m at constant 2008 exchange rates	1.4.09	New Business / Additions	Terminations/ Reductions	Net Price Increases	Acquisitions	30.6.09	30.6.09 at actual exchange
Textiles & Washroom Services	657.0	25.3	(26.2)	(0.4)	-	655.7	736.2
Facilities Services*	552.4	19.8	(30.6)	1.2	-	542.8	550.7
Pest Control	306.6	13.0	(14.7)	1.3	-	306.2	347.9
Asia Pacific	142.1	6.4	(7.9)	0.7	-	141.3	151.6
Ambius	92.7	2.4	(5.7)	-	-	89.4	103.1
TOTAL	1,750.8	66.9	(85.1)	2.8	-	1,735.4	1,889.5

6 Months to 30 June 2009

£m at constant 2008 exchange rates	1.1.09	New Business / Additions	Terminations / Reductions	Net Price Increases	Acquisitions	30.6.09	30.6.09 at actual exchange
Textiles & Washroom Services	645.8	53.8	(55.5)	10.9	0.7	655.7	736.2

Facilities Services*	575.9	36.8	(73.7)	3.8	-	542.8	550.7
Pest Control	304.0	25.0	(28.5)	5.3	0.4	306.2	347.9
Asia Pacific	152.0	12.9	(24.8)	1.2	-	141.3	151.6
Ambius	95.0	5.4	(11.8)	0.7	0.1	89.4	103.1
TOTAL	1,772.7	133.9	(194.3)	21.9	1.2	1,735.4	1,889.5

*Includes net adjustment of £62.8m at 1 January 2009 for the addition of catering, which has been reclassified to a portfolio business.

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially "as-used" (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services and Catering, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business/Additions: Represents new contractual arrangements in the period with a new or existing customers and additional business added to existing contracts.

Terminations/Reductions: Represent the cessation or reduction in value of an existing customer contract or the complete cessation of business with a customer.

Net Price Increases: Represents the net change in portfolio value as a result of price increase and decreases.

Acquisitions/Disposals: Represents the net value of customer contracts added or lost as a result of businesses acquired or disposed in the period.

Retention rates: With effect from Quarter one 2009, retention rates are calculated on total terminations (terminations and reductions) with prior years restated to a comparable basis. In prior years these were based on terminations excluding reductions.

Appendix 2

Divisional Analysis (at constant exchange rates)

(at 2008 constant exchange rates)	3 months to 30 June 2009 £m (unaudited)	3 months to 30 June 2008 £m (unaudited)	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	182.6	177.2	365.5	352.3
Facilities Services	153.3	162.3	311.9	327.5
City Link	82.1	96.0	167.1	191.2
Pest Control	113.9	110.9	213.1	211.3
Asia Pacific	45.7	50.4	93.7	98.8
Ambius	25.4	28.4	52.2	56.4
Segmental revenue	603.0	625.2	1,203.5	1,237.5
Inter group trading	(15.8)	(18.5)	(32.1)	(39.5)
Continuing operations at constant exchange rates	587.2	606.7	1,171.4	1,198.0
Exchange	38.8	(6.7)	89.2	(19.9)
Continuing operations at actual exchange rates	626.0	600.0	1,260.6	1,178.1
Adjusted operating profit				
Textiles & Washroom Services	25.1	26.7	47.3	56.3
Facilities Services	4.3	5.0	8.3	11.1
City Link	(0.9)	(12.5)	(7.0)	(27.9)
Pest Control	22.8	22.5	35.8	38.6
Asia Pacific	6.2	5.0	11.4	11.5
Ambius	1.1	1.8	2.1	3.3
Central costs	(14.1)	(8.7)	(25.6)	(18.8)
Segmental profit	44.5	39.8	72.3	74.1
One-off items (Appendix 4)	(9.3)	(1.9)	(13.1)	(3.4)
Amortisation of intangible assets*	(12.9)	(13.0)	(26.2)	(25.4)
Impairment of goodwill	(3.4)	(1.7)	(3.4)	(1.7)
Continuing operations at constant exchange rates	18.9	23.2	29.6	43.6

Exchange	3.7	(0.5)	6.9	(1.9)
Continuing operations at actual exchange rates	22.6	22.7	36.5	41.7

* Other than computer software

Appendix 3

Divisional Analysis (at actual exchange rates)

(at actual exchange rates)	3 months to 30 June 2009 £m (unaudited)	3 months to 30 June 2008 £m (unaudited)	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	200.5	174.9	408.8	343.1
Facilities Services	155.0	162.1	316.0	326.6
City Link	82.1	96.0	167.1	191.2
Pest Control	126.8	107.9	239.6	204.9
Asia Pacific	49.2	50.2	101.3	97.7
Ambius	28.4	27.4	60.1	54.1
Segmental revenue	642.0	618.5	1,292.9	1,217.6
Inter group trading	(16.0)	(18.5)	(32.3)	(39.5)
Continuing operations at actual exchange rates	626.0	600.0	1,260.6	1,178.1
Adjusted operating profit				
Textiles & Washroom Services	27.8	26.5	53.0	54.9
Facilities Services	4.3	5.0	8.4	11.1
City Link	(0.9)	(12.5)	(7.0)	(27.9)
Pest Control	25.9	21.7	40.4	37.4
Asia Pacific	6.6	5.1	11.8	11.6
Ambius	1.3	1.7	2.5	3.1
Central costs	(14.1)	(8.6)	(25.7)	(18.7)
Segmental profit	50.9	38.9	83.4	71.5
One-off items (Appendix 4)	(10.4)	(1.8)	(14.2)	(3.3)
Amortisation of intangible assets*	(13.9)	(12.7)	(28.7)	(24.8)
Impairment of goodwill	(4.0)	(1.7)	(4.0)	(1.7)
Continuing operations at actual exchange rates	22.6	22.7	36.5	41.7

* Other than computer software

Appendix 4

One-off Items

	3 months to 30 June 2009 £m (unaudited)	3 months to 30 June 2008 £m (unaudited)	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)
Textiles & Washroom Services	(8.9)	(0.6)	(8.9)	(0.6)
Facilities Services	-	-	-	-
City Link	(0.2)	-	(1.0)	(1.5)
Pest Control	-	-	-	-
Asia Pacific	-	(1.3)	-	(1.3)
Ambius	(0.1)	-	(0.1)	-
Central costs	(0.1)	-	(3.1)	-
At constant exchange rates	(9.3)	(1.9)	(13.1)	(3.4)
Exchange	(1.1)	0.1	(1.1)	0.1
At actual exchange rates	(10.4)	(1.8)	(14.2)	(3.3)

One-off items relate directly to the group's various performance improvement initiatives and consist mainly of redundancy and other reorganisation costs including consultancy, plant and office closure costs net of the profit on sale of certain properties and acquisition integration cost. They have been separately identified as they represent an investment in the future performance of the group and are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. All comparisons are at constant 2008 full year average exchange rates.

Consolidated Income Statement

	Notes	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Continuing operations:				
Revenue	4	1,260.6	1,178.1	2,409.9
Operating expenses		(1,224.1)	(1,136.4)	(2,327.8)
Operating profit		36.5	41.7	82.1
Analysed as:				
Operating profit before amortisation and impairment of intangible assets1		69.2	68.2	147.6
Amortisation and impairment of intangible assets1		(32.7)	(26.5)	(65.5)
Operating profit		36.5	41.7	82.1
Interest payable and similar charges	5	(71.8)	(67.7)	(153.5)

Interest receivable	6	41.7	43.1		91.6
Share of profit from associates (net of tax)		1.8	1.2		2.6
Profit before income tax		8.2	18.3		22.8
Income tax expense2	7	(1.6)	(5.1)		(6.4)
Profit for the period from continuing operations		6.6	13.2		16.4
Discontinued operations:					
Profit for the period from discontinued operations	8	-	-	5.0	
Profit for the period (including discontinued operations)		6.6	13.2	21.4	
Attributable to:					
Minority interest		1.3	1.3		2.6
Equity holders of the company		5.3	11.9		18.8
		6.6	13.2		21.4
Basic earnings per share					
- Continuing operations	9	0.29p	0.66p		0.76p
- Discontinued operations	9	-	-		0.28p
- Continuing and discontinued operations	9	0.29p	0.66p		1.04p
Diluted earnings per share					
- Continuing operations	9	0.29p	0.66p		0.76p
- Discontinued operations	9	-	-		0.28p
- Continuing and discontinued operations	9	0.29p	0.66p		1.04p

1Other than computer software.

2Taxation includes £6.1m (HY 2008: £5.6m, FY 2008: £19.0m) in respect of overseas taxation.

Consolidated Statement of Comprehensive Income

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Profit for the period (including discontinued operations)	6.6	13.2	21.4
Other comprehensive income:			
Net exchange adjustments offset in reserves	31.8	6.9	(68.1)
Actuarial (loss)/gain on defined benefit pension plans	(253.8)	17.7	46.9

Revaluation of available-for-sale investments	(2.3)	0.2	1.7
Movement on cash flow hedge reserve	4.1	-	(4.2)
Tax on items taken directly to reserves	60.6	(5.0)	(12.8)
Net (loss)/profit not recognised in income statement	(159.6)	19.8	(36.5)
Total comprehensive (expense)/income for the period	(153.0)	33.0	(15.1)
Attributable to:			
Minority interest	1.3	1.3	2.6
Equity holders of the company	(154.3)	31.7	(17.7)
	(153.0)	33.0	(15.1)

Consolidated Balance Sheet

	Notes	At 30 June 2009 £m (unaudited)	At 30 June 2008 £m (unaudited)	At 31 December 2008 £m (audited)
Assets				
Non-current assets				
Intangible assets	11	685.0	703.6	754.9
Property, plant and equipment	12	630.9	607.4	721.2
Investments in associated undertakings		12.5	7.2	13.7
Other investments		3.8	2.8	3.0
Deferred tax assets		37.5	7.9	10.1
Retirement benefit assets	15	-	84.8	154.4
Trade and other receivables		25.2	22.4	26.9
Derivative financial instruments		22.1	-	28.1
		1,417.0	1,436.1	1,712.3
Current assets				
Inventories		49.3	46.5	53.4
Trade and other receivables		460.5	500.9	525.4
Derivative financial instruments		19.9	6.2	1.7
Cash and cash equivalents	13	99.6	108.8	104.1
		629.3	662.4	684.6
Liabilities				
Current liabilities				
Trade and other payables		(505.3)	(513.3)	(564.5)
Current tax liabilities		(98.3)	(101.0)	(90.5)
Provisions for other liabilities and charges	16	(48.0)	(50.7)	(31.5)
Bank and other short-term borrowings	14	(84.9)	(375.5)	(92.2)
Derivative financial instruments		(16.9)	(0.2)	(52.7)
		(753.4)	(1,040.7)	(831.4)

Net current liabilities		(124.1)	(378.3)	(146.8)
Non-current liabilities				
Trade and other payables		(15.2)	(17.0)	(14.6)
Bank and other long-term borrowings	14	(1,231.6)	(832.6)	(1,374.1)
Deferred tax liabilities		(73.7)	(109.1)	(127.5)
Retirement benefit obligations	15	(113.0)	(14.0)	(19.5)
Provisions for other liabilities and charges	16	(72.5)	(64.8)	(91.0)
Derivative financial instruments		(0.3)	(24.5)	(0.7)
		(1,506.3)	(1,062.0)	(1,627.4)
Net liabilities		(213.4)	(4.2)	(61.9)
Equity				
Capital and reserves attributable to the company's equity holders				
Called up share capital	17	18.1	18.1	18.1
Share premium account		6.8	6.8	6.8
Other reserves	18	(1,764.9)	(1,720.8)	(1,798.5)
Retained profits		1,517.4	1,683.9	1,702.7
		(222.6)	(12.0)	(70.9)
Minority interests		9.2	7.8	9.0
Total equity		(213.4)	(4.2)	(61.9)

Consolidated Statement of Changes in Equity

	Called up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Minority interest £m	Total equity £m
At 1 January 2008 (audited)	18.1	6.8	(1,727.9)	1,753.9	7.4	58.3
Profit for the period (including discontinued operations)	-	-	-	13.2	-	13.2
Other comprehensive income:						
Net exchange adjustments offset in reserves	-	-	6.9	-	-	6.9
Actuarial gain on defined benefit pension plans	-	-	-	17.7	-	17.7
Revaluation of available-for-sale investments	-	-	0.2	-	-	0.2
Tax on items taken directly to reserves	-	-	-	(5.0)	-	(5.0)
Total comprehensive income for the period	-	-	7.1	25.9	-	33.0

Transaction with owners:						
Dividends paid to ordinary shareholders	-	-	-	(94.9)	-	(94.9)
Cost of share options and long term incentive plan	-	-	-	0.3	-	0.3
Transactions with minority interests:						
Minority interest share of profit	-	-	-	(1.3)	1.3	-
Currency translation difference on minority interest	-	-	-	-	(0.5)	(0.5)
Dividends paid to minority interests	-	-	-	-	(0.4)	(0.4)
At 30 June 2008 (unaudited)	18.1	6.8	(1,720.8)	1,683.9	7.8	(4.2)
At 1 January 2008 (audited)	18.1	6.8	(1,727.9)	1,753.9	7.4	58.3
Profit for the period (including discontinued operations)	-	-	-	21.4	-	21.4
Other comprehensive income:						
Net exchange adjustments offset in reserves	-	-	(68.1)	-	-	(68.1)
Actuarial gain on defined benefit pension plans	-	-	-	46.9	-	46.9
Revaluation of available-for-sale investments	-	-	1.7	-	-	1.7
Movement on cash flow hedge reserve	-	-	(4.2)	-	-	(4.2)
Tax on items taken directly to reserves	-	-	-	(12.8)	-	(12.8)
Total comprehensive income for the period	-	-	(70.6)	55.5	-	(15.1)
Transactions with owners:						
Dividends paid to ordinary shareholders	-	-	-	(106.7)	-	(106.7)
Cost of share options and long term incentive plan	-	-	-	2.6	-	2.6
Transactions with minority interests:						
Minority interest share of profit	-	-	-	(2.6)	2.6	-
Currency translation difference on minority interest	-	-	-	-	0.6	0.6
Dividends paid to minority interests	-	-	-	-	(1.6)	(1.6)
At 31 December 2008 (audited)	18.1	6.8	(1,798.5)	1,702.7	9.0	(61.9)
At 1 January 2009 (audited)	18.1	6.8	(1,798.5)	1,702.7	9.0	(61.9)
Profit for the period (including discontinued	-	-	-	6.6	-	6.6

operations)						
Other comprehensive income:						
Net exchange adjustments offset in reserves	-	-	31.8	-	-	31.8
Actuarial loss on defined benefit pension plans	-	-	-	(253.8)	-	(253.8)
Revaluation of available-for-sale investments	-	-	(2.3)	-	-	(2.3)
Movement on cash flow hedge reserve	-	-	4.1	-	-	4.1
Tax on items taken directly to reserves	-	-	-	60.6	-	60.6
Total comprehensive income for the period	-	-	33.6	(186.6)	-	(153.0)
Transactions with owners:						
Cost of share options and long term incentive plan	-	-	-	2.6	-	2.6
Transactions with minority interests:						
Minority interest share of profit	-	-	-	(1.3)	1.3	-
Currency translation difference on minority interest	-	-	-	-	0.1	0.1
Dividends paid to minority interests	-	-	-	-	(1.2)	(1.2)
At 30 June 2009 (unaudited)	18.1	6.8	(1,764.9)	1,517.4	9.2	(213.4)

Consolidated Statement of Changes in Equity (continued)

Analysis of other reserves

	Capital reduction reserve	Legal	Cash flow hedge reserve	Translation reserve	Available-for-sale	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2008 (audited)	(1,722.7)	10.4	-	(16.2)	0.6	(1,727.9)
Net exchange adjustments offset in reserves	-	-	-	6.9	-	6.9
Revaluation of available-for-sale investments	-	-	-	-	0.2	0.2
Total recognised income for the period	-	-	-	6.9	0.2	7.1
At 30 June 2008 (unaudited)	(1,722.7)	10.4	-	(9.3)	0.8	(1,720.8)
At 1 January 2008 (audited)	(1,722.7)	10.4	-	(16.2)	0.6	(1,727.9)

Net exchange adjustments offset in reserves	-	-	-	(68.1)	-	(68.1)
Movement in cash flow hedge reserve	-	-	(4.2)	-	-	(4.2)
Revaluation of available-for-sale investments	-	-	-	-	1.7	1.7
Total recognised (expense)/income for the year	-	-	(4.2)	(68.1)	1.7	(70.6)
At 31 December 2008 (audited)	(1,722.7)	10.4	(4.2)	(84.3)	2.3	(1,798.5)
At 1 January 2009 (audited)	(1,722.7)	10.4	(4.2)	(84.3)	2.3	(1,798.5)
Net exchange adjustments offset in reserves	-	-	-	31.8	-	31.8
Movement in cash flow hedge reserve	-	-	4.1	-	-	4.1
Revaluation of available-for-sale investments	-	-	-	-	(2.3)	(2.3)
Total recognised income/ (expense) for the period	-	-	4.1	31.8	(2.3)	33.6
At 30 June 2009 (unaudited)	(1,722,7)	10.4	(0.1)	(52.5)	-	(1,764.9)

Consolidated Cash Flow Statement

	Notes	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Cash flows from operating activities				
Cash generated from operating activities before special pension contribution	19	211.3	142.9	352.0
Special pension contribution		-	-	(33.3)
Cash generated from operating activities	19	211.3	142.9	318.7
Interest received		11.4	13.7	30.1
Interest paid		(54.8)	(57.6)	(96.2)
Income tax paid		(5.0)	(10.3)	(27.3)
Net cash generated from operating activities		162.9	88.7	225.3
Cash flows from investing activities				
Purchase of property, plant and equipment (PPE)		(92.3)	(105.4)	(222.6)
Purchase of intangible fixed assets		(4.2)	(3.5)	(8.2)
Proceeds from sale of PPE		6.5	7.0	15.8
Proceeds from sale of intangible assets		-	0.3	-

Acquisition of companies and businesses, net of cash acquired.	22	(9.7)	(28.9)	(40.9)
Costs in respect of disposal of companies and businesses	8	-	(1.8)	(2.1)
Purchase of available-for-sale investments		(0.8)	-	-
Dividends received from associates		-	-	1.1
Net cash flows from investing activities		(100.5)	(132.3)	(256.9)
Cash flows from financing activities				
Dividends paid to equity shareholders	10	-	(94.9)	(106.7)
Dividends paid to minority interests		(1.2)	(0.4)	(1.6)
Interest element of finance lease payments		(0.6)	(0.5)	(1.2)
Capital element of finance lease payments		(4.6)	(4.2)	(8.6)
New (repayments)/loans		(86.7)	156.6	228.8
Net cash flows from financing activities		(93.1)	56.6	110.7
Net (decrease)/increase in cash and bank overdrafts	20	(30.7)	13.0	79.1
Cash and bank overdrafts at beginning of year		62.4	86.5	86.5
Exchange gains/(losses) on cash and bank overdrafts		9.7	0.7	(103.2)
Cash and bank overdrafts at end of the financial period	13	41.4	100.2	62.4

Notes to the financial statements

1. General Information

The company is a limited liability company incorporated and domiciled in the UK with a listing on the London Stock Exchange.

The address of its registered office is 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0HA.

The condensed consolidated half-yearly financial information for the half year to 30 June 2009 was approved for issue on 30 July 2009.

These interim financial results do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2008 were approved by the board of directors on 20 March 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

2. Basis of preparation

The condensed consolidated half-yearly financial information for the half-year ended 30 June 2009 has been prepared in accordance with the Disclosure and Transparency Rules of the

Financial Services Authority and with IAS 34, "Interim financial reporting" as adopted by the European Union. The condensed consolidated half-yearly financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with IFRSs as adopted by the European Union.

3. Accounting Policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in those financial statements, except as noted below.

The preparation of the condensed consolidated half-yearly financial information for the half-year ended 30 June 2009 requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the statement. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the statement, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Significant seasonal or cyclical variations in the group's total revenues are not experienced during the financial year.

There were no significant changes in the nature and amount of estimates and contingent assets reported since the published Annual Report.

The following new standards and amendments to standards as adopted by the European Union at 30 June 2009 are mandatory for the first time for the financial year beginning 1 January 2009.

IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

IFRS 8, 'Operating segments'. IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the board of directors that make strategic decisions. Goodwill is allocated by management to groups of cash-generating units on a segment level. There has been no further impact on the measurement of the group's assets and liabilities. Comparatives for 2008 have been restated.

IAS 23 (revised) "Borrowing Costs". This revision of an existing standard requires the capitalisation of borrowing costs directly attributable to an acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The revised standard is not expected to have any impact on the group.

IFRS 2 (amendment) "Share-based payment". This revision of an existing standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2009 and have not been early adopted:

IFRS 3 (revised), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. The group will apply IFRS 3 (revised) to all business combinations from 1 January 2010.

4. Segmental information

Revenue and profit	Revenue 6 months to 30 June 2009 £m (unaudited)	Revenue 6 months to 30 June 2008 £m (unaudited)	Revenue Year to 31 December 2008 £m (audited)	Operating profit 6 months to 30 June 2009 £m (unaudited)	Operating profit 6 months to 30 June 2008 £m (unaudited)	Operating profit Year to 31 December 2008 £m (audited)
Continuing operations						
Textiles & Washroom Services	408.8	343.1	711.1	53.0	54.9	119.1
Facilities Services	316.0	326.6	653.0	8.4	11.1	18.4
City Link	167.1	191.2	381.9	(7.0)	(27.9)	(43.5)
Pest Control	239.6	204.9	426.6	40.4	37.4	78.0
Asia Pacific	101.3	97.7	196.5	11.8	11.6	23.6
Ambius	60.1	54.1	119.3	2.5	3.1	9.9
Central items	-	-	-	(25.7)	(18.7)	(38.3)
Total segmental	1,292.9	1,217.6	2,488.4	83.4	71.5	167.2
Inter group revenue	(32.3)	(39.5)	(78.5)	-	-	-
Revenue from continuing operations	1,260.6	1,178.1	2,409.9	83.4	71.5	167.2
One-off items	-	-	-	(14.2)	(3.3)	(19.6)
Amortisation of intangible assets1	-	-	-	(28.7)	(24.8)	(51.1)
Impairment of goodwill	-	-	-	(4.0)	(1.7)	(14.4)
Operating profit	-	-	-	36.5	41.7	82.1
Interest payable and similar charges	-	-	-	(71.8)	(67.7)	(153.5)
Interest receivable	-	-	-	41.7	43.1	91.6
Share of profit from associates	-	-	-	1.8	1.2	2.6

(net of tax)						
- Textiles and Washroom Services						
Profit before income tax	-	-	-	8.2	18.3	22.8
Income tax expense	-	-	-	(1.6)	(5.1)	(6.4)
Total for the period from continuing operations	1,260.6	1,178.1	2,409.9	6.6	13.2	16.4

1Other than computer software

Inter group revenues	6 months to 30 June 2009 £m	6 months to 30 June 2008 £m	Year to 31 December 2008 £m
	(unaudited)	(unaudited)	(audited)
Textiles & Washroom Services	11.6	13.5	25.4
Facilities Services	12.6	13.4	31.4
City Link	-	-	-
Pest Control	7.7	12.1	20.8
Asia Pacific	0.3	0.3	0.6
Ambius	0.1	0.2	0.3
Central items	-	-	-
Total inter group	32.3	39.5	78.5

IFRS 8, "Operating Segments" is effective for all accounting periods beginning on or after 1 January 2009. It covers the publication of segmental information and is applicable to Rentokil Initial plc for the period ending 31 December 2009.

To comply with the new standard the group has aligned its segmental information, with effect from 1 January 2009, with the new operational organisation structure implemented on 1 July 2008. As a result the group has restated the 2008 comparative segmental information on the new basis.

The restated segmental information is not significantly different from the previous segmental information published on a "management basis". The main changes result from a change in the internal organisational structure with certain business units now reporting through different divisional structures coupled with some minor changes to the allocation of divisional overheads. The principal changes are the relocation of the UK Washrooms business and the UK Shared Service Centre to the Facilities Services division, the transfer of the South African business to the Pest Control division and the transfer of the Medical and Specialist Hygiene

businesses from Facilities Services to the Textiles and Washrooms Services division. In addition, revenues are now stated gross of inter group trading rather than net.

4. Segmental information (continued)

Total assets	30 June 2009 £m (unaudited)	30 June 2008 £m (unaudited)	31December 2008 £m (audited)
Textiles & Washroom Services	704.5	667.6	807.4
Facilities Services	205.7	233.0	221.6
City Link	349.1	380.4	365.7
Pest Control	284.4	267.1	312.5
Asia Pacific	237.9	255.2	275.0
Ambius	69.3	68.3	87.4
Central items	58.3	110.2	213.1
Total segmental operating assets	1,909.2	1,981.8	2,282.7
Deferred tax	37.5	7.9	10.1
Cash and cash equivalents	99.6	108.8	104.1
Total assets	2,046.3	2,098.5	2,396.9

5. Interest payable and similar charges

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Interest payable on bank loans and overdrafts	17.1	13.5	32.4
Interest payable on medium term notes issued	25.5	27.2	56.5
Net interest (receivable)/payable on interest rate swaps	(0.8)	2.8	5.8
Interest on defined benefit plan liabilities (note 15)	27.4	27.0	54.1
Interest payable on finance leases	0.6	0.5	1.2
Foreign exchange (gain)/loss on translation of foreign denominated loans	(0.7)	0.1	0.1
Amortisation of discount on provisions	0.4	0.6	1.6
Net ineffectiveness of fair value hedges	(3.1)	-	3.4
Fair value loss/(gain) on other derivatives1	5.4	(4.0)	(1.6)
Total interest payable and similar charges (continuing operations)	71.8	67.7	153.5

1The fair value loss/(gain) on other derivatives includes fair value losses relating to forward rate agreements of £4.3m (HY 2008: £3.8m gain, FY 2008: £1.6m gain) and interest rate swaps of £1.1m (HY 2008: £0.2m gain, FY 2008: £nil).

6. Interest receivable

	6 months to 30 June 2009 £m	6 months to 30 June 2008 £m	Year to 31 December 2008 £m
	(unaudited)	(unaudited)	(audited)
Bank interest	11.4	13.0	29.9
Return on defined benefit plan assets (note 15)	30.3	30.1	61.7
Total interest receivable (continuing operations)	41.7	43.1	91.6

7. Income tax expense

	6 months to 30 June 2009	6 months to 30 June 2008	Year to 31 December 2008
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)
Analysis of charge in the period			
UK Corporation tax at 28.0% (HY 2008: 28.5%, FY 2008: 28.5%)	0.2	14.6	15.4
Double tax relief	(0.2)	(14.6)	(15.4)
	-	-	-
Overseas taxation	16.9	16.5	28.8
Adjustment in respect of previous periods	(2.8)	(8.6)	(16.4)
Total current tax	14.1	7.9	12.4
Deferred tax	(12.5)	(2.8)	(6.0)
Total income tax expense (continuing operations)	1.6	5.1	6.4

8. Discontinued operations and disposals

Financial performance of discontinued operations	6 months to 30 June 2009	6 months to 30 June 2008	Year to 31 December 2008
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)

Revenue	-	-	-
Operating expenses	-	-	5.0
Operating profit	-	-	5.0
Finance costs - net	-	-	-
Profit before income tax	-	-	5.0
Taxation	-	-	-
Profit after income tax from discontinued operations	-	-	5.0

The £5.0m profit after tax from discontinued operations in 2008 resulted from the release of a provision in respect of legal claims.

9. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK employees, which are treated as cancelled.

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Profit from continuing operations attributable to equity holders of the company	5.3	11.9	13.8
Profit from discontinued operations attributable to equity holders of the company	-	-	5.0
Weighted average number of ordinary shares in issue	1,807.4	1,807.4	1,807.4
Basic earnings per share from continuing operations	0.29p	0.66p	0.76p
Basic earnings per share from discontinued operations	-	-	0.28p
Basic earnings per share from continuing and discontinued operations	0.29p	0.66p	1.04p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all potential dilutive ordinary shares. The company has two categories of potential dilutive ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year and long-term incentive awards granted to key executives and managers where performance conditions have not been met and the awards are still in their vesting period at the end of the period.

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Profit from continuing operations attributable to equity holders of	5.3	11.9	13.8

the company			
Profit from discontinued operations attributable to equity holders of the company	-	-	5.0
Weighted average number of ordinary shares in issue	1,807.4	1,807.4	1,807.4
Adjustment for share options and deferred shares	-	-	-
Weighted average number of ordinary shares for diluted earnings per share	1,807.4	1,807.4	1,807.4
Diluted earnings per share from continuing operations	0.29p	0.66p	0.76p
Diluted earnings per share from discontinued operations	-	-	0.28p
Diluted earnings per share from continuing and discontinued operations	0.29p	0.66p	1.04p

10. Dividends

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
2007 final dividend paid - 5.25p per share	-	94.9	94.9
2008 interim dividend paid - 0.65p per share	-	-	11.8
	-	94.9	106.7

The board is not recommending the declaration of an interim dividend for 2009.

11. Intangible assets

	Goodwill £m	Customer lists and relationships £m	Brands, patents and reacquired franchise rights £m	Computer software £m	Total £m
Cost					

At 1 January 2008 (audited)	430.8	376.2	44.6	25.7	877.3
Exchange differences	8.9	14.6	0.4	1.1	25.0
Additions	-	-	-	3.5	3.5
Disposals	-	-	-	(1.4)	(1.4)
Acquisition of companies and businesses	9.0	19.0	2.9	-	30.9
Reclassification	0.4	(0.5)	0.1	-	-
At 30 June 2008 (unaudited)	449.1	409.3	48.0	28.9	935.3
At 1 January 2008 (audited)	430.8	376.2	44.6	25.7	877.3
Exchange differences	57.3	78.2	6.7	5.7	147.9
Additions	-	-	-	8.2	8.2
Disposals / retirements	-	-	(1.1)	(3.5)	(4.6)
Acquisition of companies and businesses	14.9	25.7	1.1	-	41.7
Reclassification	0.3	(0.3)	-	-	-
At 31 December 2008 (audited)	503.3	479.8	51.3	36.1	1,070.5
At 1 January 2009 (audited)	503.3	479.8	51.3	36.1	1,070.5
Exchange differences	(25.3)	(36.2)	(1.9)	(2.0)	(65.4)
Additions	-	-	-	4.2	4.2
Disposals	-	-	-	(0.8)	(0.8)
Acquisition of companies and businesses	0.2	0.7	-	-	0.9
At 30 June 2009 (unaudited)	478.2	444.3	49.4	37.5	1,009.4
Accumulated amortisation and impairment					
At 1 January 2008 (audited)	-	(169.1)	(10.8)	(14.4)	(194.3)
Exchange differences	-	(8.5)	(0.1)	(0.7)	(9.3)
Disposals	-	-	-	0.3	0.3
Impairment charge	(1.7)	-	-	-	(1.7)
Amortisation charge	-	(20.8)	(4.0)	(1.9)	(26.7)
At 30 June 2008 (unaudited)	(1.7)	(198.4)	(14.9)	(16.7)	(231.7)
At 1 January 2008 (audited)	-	(169.1)	(10.8)	(14.4)	(194.3)
Exchange differences	(2.6)	(46.4)	(1.5)	(3.7)	(54.2)
Disposals	-	-	1.1	1.5	2.6
Impairment charge	(14.4)	-	-	-	(14.4)
Amortisation charge	-	(42.5)	(8.6)	(4.2)	(55.3)
At 31 December 2008 (audited)	(17.0)	(258.0)	(19.8)	(20.8)	(315.6)
At 1 January 2009 (audited)	(17.0)	(258.0)	(19.8)	(20.8)	(315.6)
Exchange differences	2.1	22.4	0.5	1.4	26.4

Disposals	-	-	-	0.2	0.2
Impairment charge	(4.0)	-	-	-	(4.0)
Amortisation charge	-	(24.2)	(4.5)	(2.7)	(31.4)
At 30 June 2009 (unaudited)	(18.9)	(259.8)	(23.8)	(21.9)	(324.4)
Net Book Value					
1 January 2008 (audited)	430.8	207.1	33.8	11.3	683.0
30 June 2008 (unaudited))	447.4	210.9	33.1	12.2	703.6
31 December 2008 (audited)	486.3	221.8	31.5	15.3	754.9
30 June 2009 (unaudited)	459.3	184.5	25.6	15.6	685.0

12. Property, plant and equipment

	Land & buildings £m	Equipment for rental £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost					
At 1 January 2008 (audited)	182.5	463.0	266.2	212.2	1,123.9
Exchange differences	9.8	29.7	14.6	8.2	62.3
Additions	7.6	67.3	14.1	21.0	110.0
Disposals	(3.0)	(12.8)	(5.6)	(15.4)	(36.8)
Acquisition of companies and businesses	-	0.1	0.7	0.7	1.5
At 30 June 2008 (unaudited)	196.9	547.3	290.0	226.7	1,260.9
At 1 January 2008 (audited)	182.5	463.0	266.2	212.2	1,123.9
Exchange differences	40.2	137.9	61.0	47.2	286.3
Additions	13.3	136.8	29.9	49.6	229.6
Disposals	(9.6)	(64.6)	(30.8)	(52.3)	(157.3)
Acquisition of companies and businesses	(1.0)	0.1	0.5	1.2	0.8
Reclassifications	(4.1)	-	2.3	1.8	-
At 31 December 2008 (audited)	221.3	673.2	329.1	259.7	1,483.3
At 1 January 2009 (audited)	221.3	673.2	329.1	259.7	1,483.3
Exchange differences	(18.7)	(67.7)	(29.1)	(21.2)	(136.7)
Additions	1.1	62.3	7.3	13.7	84.4
Disposals	(2.5)	(17.2)	(7.7)	(18.6)	(46.0)
Acquisition of companies and businesses	-	-	-	0.2	0.2
At 30 June 2009 (unaudited)	201.2	650.6	299.6	233.8	1,385.2

Accumulated depreciation and impairment					
At 1 January 2008 (audited)	(35.5)	(251.4)	(166.8)	(109.0)	(562.7)
Exchange differences	(2.6)	(16.5)	(9.1)	(4.6)	(32.8)
Disposals	0.9	12.2	5.4	12.2	30.7
Depreciation charge	(4.0)	(53.6)	(11.2)	(19.9)	(88.7)
At 30 June 2008 (unaudited)	(41.2)	(309.3)	(181.7)	(121.3)	(653.5)
At 1 January 2008 (audited)	(35.5)	(251.4)	(166.8)	(109.0)	(562.7)
Exchange differences	(10.6)	(78.0)	(38.3)	(26.6)	(153.5)
Disposals	4.8	63.2	28.7	44.0	140.7
Reclassifications	0.1	-	-	(0.1)	-
Depreciation charge	(6.2)	(115.7)	(23.4)	(41.3)	(186.6)
At 31 December 2008 (audited)	(47.4)	(381.9)	(199.8)	(133.0)	(762.1)
At 1 January 2009 (audited)	(47.4)	(381.9)	(199.8)	(133.0)	(762.1)
Exchange differences	5.0	39.8	18.5	12.5	75.8
Disposals	0.8	16.8	6.1	14.0	37.7
Depreciation charge	(3.6)	(67.4)	(12.6)	(22.1)	(105.7)
At 30 June 2009 (unaudited)	(45.2)	(392.7)	(187.8)	(128.6)	(754.3)

Net Book Value

At 1 January 2008 (audited) 147.0211.699.4 103.2561.2

At 30 June 2008 (unaudited) 155.7238.0108.3105.4607.4

At 31 December 2008 (audited)173.9291.3129.3126.7721.2

At 30 June 2009 (unaudited) 156.0257.9111.8105.2630.9

13. Cash and cash equivalents

	30 June 2009 £m (unaudited)	30 June 2008 £m (unaudited)	31 December 2008 £m (audited)
Cash at bank and in hand	89.7	77.8	103.0
Short-term bank deposits	9.9	31.0	1.1
	99.6	108.8	104.1

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

Cash and cash equivalents	99.6	108.8	104.1
Bank overdrafts (note 14)	(58.2)	(8.6)	(41.7)
	41.4	100.2	62.4

14. Bank and other borrowings

	30 June 2009 £m (unaudited)	30 June 2008 £m (unaudited)	31 December 2008 £m (audited)
Non-current			
Bank borrowings	351.2	156.9	437.2
Other loans	869.9	664.9	921.3
Finance lease liabilities	10.5	10.8	15.6
	1,231.6	832.6	1,374.1
Current			
Bank overdrafts (note 13)	58.2	8.6	41.7
Bank borrowings	10.6	13.2	13.9
Other loans	10.4	347.8	32.0
Finance lease liabilities	5.7	5.9	4.6
	84.9	375.5	92.2
Total bank and other borrowings	1,316.5	1,208.1	1,466.3

The group's policy is to fund its businesses centrally with borrowings that are substantially denominated (75% or greater) in the same currency or effective currency as those operations, and in the same proportion as the group's forecast cash flows generated by those businesses. The mix of the group's debt and various notes are shown below. The £300m, £50m and €500m notes are held under the group's 2.5bn Euro Medium Term Note programme.

	Matures	IAS 39 hedging	Interest coupon	30 June 2009 £m (unaudited)	30 June 2008 £m (unaudited)	31 December 2008 £m (audited)
£300m Bond	03/16	FV	Fixed rate - 5.75% pa	(330.2)	(281.7)	(339.6)
£250m Bond	11/08	FV	Fixed rate - 6.125% pa	-	(258.3)	-
£75m Bond	08/13	CFH	Floating rate - 3 month LIBOR + 3.98%	(75.2)	-	(75.5)
£50m Bond	09/13	CFH	Floating rate - 3 month LIBOR + 3.25%	(49.8)	-	(49.8)
Sterling RCF bank drawings				(350.0)	-	(80.0)
Sterling legs of foreign exchange swaps		Mainly NIH		488.8	233.1	355.4
€500m Bond	03/14	NIH	Fixed rate - 4.625% pa	(425.1)	(392.7)	(487.7)
€100m Bond	07/08	NH	Floating rate - 3 month EURIBOR +0.28%	-	(80.0)	-
Euro RCF bank				-	(34.8)	(191.5)

drawings				
Euro foreign exchange swaps	Mainly NIH	(385.7)	(223.5)	(315.6)
US dollar RCF bank drawings		-	(120.5)	(164.7)
US dollar foreign exchange swaps		(103.1)	(9.6)	(39.8)
Finance leases in various currencies		(16.2)	(16.7)	(20.2)
Non-current bank borrowings		(0.5)	(0.9)	(1.0)
Notes issued by subsidiaries of Rentokil Initial plc		(0.7)	(0.7)	(0.7)
Current bank borrowings		(10.6)	(13.2)	(13.9)
Net cash and cash equivalents		41.4	100.2	62.4
Net debt		(1,216.9)	(1,099.3)	(1,362.2)

Key	FV -	Fair value hedge accounting applied
	CFH -	Cash flow hedge accounting applied
	NH -	Hedge accounting not applied
	NIH -	Designated for Net Investment Hedging

15. Retirement benefit obligations

These defined benefit schemes are re-appraised annually by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions used for the UK RIPS scheme are shown below.

	30 June 2009	30 June 2008	31 December 2008
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)
Weighted average %			
Discount rate	6.2%	6.7%	6.4%
Expected return on plan assets	6.0%	6.1%	6.0%
Future salary increases	4.4%	4.8%	3.7%
Future pension increases	3.5%	4.0%	2.9%

The amounts recognised in the balance sheet for the total of the UK RIPS and other1 schemes are determined as follows:

Present value of funded obligations (999.4)(912.4)(901.7)

Fair value of plan assets	897.5	994.4	1,049.3
	(101.9)	82.0	147.6
Present value of unfunded obligations	(11.1)	(11.2)	(12.7)
(Liability)/asset in the balance sheet	(113.0)	70.8	134.9

Presented on the balance sheet as:

Retirement benefit assets	-	84.8	154.4
Retirement benefit liabilities	(113.0)	(14.0)	(19.5)
	(113.0)	70.8	134.9

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other1 schemes is analysed as follows:

	30 June 2009	30 June 2008	31 December 2008
	£m	£m	£m
	(unaudited)	(unaudited)	(audited)
Equity instruments	136.4	162.7	140.4
Debt instruments	514.7	655.4	598.6
Property	0.5	0.9	0.5
Cash / Other	54.1	4.0	48.2
Swaps	191.8	171.4	261.6
	897.5	994.4	1,049.3

The amounts recognised in the income statement for the total of the UK RIPS and other1 schemes are as follows:

Current service cost2	0.8	0.9	1.7
Interest cost2	27.4	27.0	54.1
Amount charged to pension liability	28.2	27.9	55.8
Expected return on plan assets2	(30.3)	(30.1)	(61.7)
Total pension (income)	(2.1)	(2.2)	(5.9)

1 Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia, Belgium, Norway and France.

2 Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.

16. Provisions for other liabilities and charges

	Vacant properties	Environmental	Self insurance	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2008 (audited)	35.1	26.1	43.0	20.3	124.5
Exchange differences	-	-	(0.1)	0.1	-

Additional provisions	0.1	0.1	6.7	4.5	11.4
Unused amounts reversed - continuing	(0.4)	-	-	-	(0.4)
Unwinding of discount on provisions	0.2	0.4	-	-	0.6
Used during the year	(3.0)	(3.9)	(6.8)	(6.9)	(20.6)
At 30 June 2008 (unaudited)	32.0	22.7	42.8	18.0	115.5
At 1 January 2008 (audited)	35.1	26.1	43.0	20.3	124.5
Exchange differences	0.1	2.7	5.0	0.5	8.3
Additional provisions	-	1.2	10.3	19.0	30.5
Unused amounts reversed - continuing	-	(1.1)	-	(1.5)	(2.6)
Unused amounts reversed - discontinued	-	-	-	(5.0)	(5.0)
Unwinding of discount on provisions	0.3	1.3	-	-	1.6
Used during the year	(5.0)	(5.1)	(13.0)	(11.7)	(34.8)
At 31 December 2008 (audited)	30.5	25.1	45.3	21.6	122.5
At 1 January 2009 (audited)	30.5	25.1	45.3	21.6	122.5
Exchange differences	-	(1.3)	(2.0)	(0.6)	(3.9)
Additional provisions	1.6	2.0	1.8	8.4	13.8
Unwinding of discount on provisions	0.1	0.3	-	-	0.4
Used during the year	(2.6)	(0.9)	(6.4)	(2.4)	(12.3)
At 30 June 2009 (unaudited)	29.6	25.2	38.7	27.0	120.5

Provisions analysed as follows:

	At 30 June 2009 £m (unaudited)	At 30 June 2008 £m (unaudited)	At 31 December 2008 £m (audited)
Non-current	72.5	64.8	91.0
Current	48.0	50.7	31.5
	120.5	115.5	122.5

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next ten years.

Self insurance

The group purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that could be suffered in any one year. Individual claims are met in full by the group up to agreed self insured limits in order to limit volatility in claims. During the later part of 2008, the group purchased external

insurance to replace some of the previously self insured risks. Provision is still held for self insured past cover.

The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions.

Other

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses together with amounts set aside to cover certain legal, regulatory claims and restructuring costs. These provisions are expected to be substantially utilised within the next five years.

17. Share Capital

£m	30 June 2009 £m	30 June 2008 £m	31 December 2008 £m
(unaudited) Share Capital	(unaudited)	(unaudited)	(audited)
Authorised	41.0	41.0	41.0
4,100,000,000 ordinary shares of 1p each			
Issued and fully paid			
At 1 January - 1,814,831,011 shares (2008: 1,814,831,011)	18.1	18.1	18.1
Share options exercised - nil shares (HY 2008: nil, FY 2008: nil)	-	-	-
At 30 June - 1,814,831,011 shares (HY 2008: 1,814,831,011, FY 2008: 1,814,831,011)	18.1	18.1	18.1

18. Other Reserves

Treasury shares of £11.1m (2008: £11.1m) have been netted against retained earnings. Treasury shares represent 7.4m (2008: 7.4m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2009 was £6.6m (2008: £3.3m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc under section 425 of the Companies Act 1982 to introduce a new holding company, Rentokil Initial plc and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p. The effect of this capital reorganisation transaction, which was treated as a reverse acquisition in the group financial statements, was to increase distributable reserves by £1,792.3m.

19. Cash generated from operating activities

	6 months to 30 June 2009 £m	6 months to 30 June 2008 £m	Year to 31 December 2008 £m
	(unaudited)	(unaudited)	(audited)
Profit for the period	6.6	13.2	21.4
Adjustments for:			
- Tax	1.6	5.1	6.4
- Share of profit from associates	(1.8)	(1.2)	(2.6)
- Interest income	(41.7)	(43.1)	(91.6)
- Interest expense	71.8	67.7	153.5
- Depreciation	105.7	88.7	186.6
- Amortisation and impairment of intangible assets*	32.7	26.5	65.5
- Amortisation of computer software	2.7	1.9	4.2
- LTIP charges	2.6	0.3	2.6
- Loss/(profit) on sale of property, plant and equipment	1.8	(0.9)	0.8
- Loss on disposal / retirement of intangible assets	0.6	0.7	2.0
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):			
- Inventories	0.1	(5.9)	(5.3)
- Trade and other receivables	31.6	(4.8)	33.4
- Trade and other payables and provisions	(3.0)	(5.3)	(24.9)
Cash generated from operating activities before special pension contribution	211.3	142.9	352.0
Special pension contribution	-	-	(33.3)
Cash generated from operating activities	211.3	142.9	318.7

* Excluding computer software

20. Reconciliation of net (decrease)/increase in cash and bank overdrafts to net debt

	6 months to 30 June 2009 £m	6 months to 30 June 2008 £m	Year to 31 December 2008 £m
	(unaudited)	(unaudited)	(audited)
Net (decrease)/increase in cash and bank overdrafts	(30.7)	13.0	79.1
Movement on finance leases	2.0	1.6	1.6
Movement on loans	86.7	(156.6)	(228.8)
Decrease/(increase) in debt resulting from cash flows	58.0	(142.0)	(148.1)
Revaluation of net debt	21.1	22.4	(39.5)
Net debt translation differences	66.2	(32.6)	(227.5)
Movement on net debt in the period	145.3	(152.2)	(415.1)
Opening net debt	(1,362.2)	(947.1)	(947.1)
Closing net debt	(1,216.9)	(1,099.3)	(1,362.2)

Closing net debt comprises:			
Cash and cash equivalents	99.6	108.8	104.1
Bank and other short-term borrowings	(84.9)	(375.5)	(92.2)
Bank and other long-term borrowings	(1,231.6)	(832.6)	(1,374.1)
Total net debt	(1,216.9)	(1,099.3)	(1,362.2)

21. Free cash flow

	6 months to 30 June 2009 £m (unaudited)	6 months to 30 June 2008 £m (unaudited)	Year to 31 December 2008 £m (audited)
Net cash generated from operating activities	162.9	88.7	225.3
Add back: special pension contribution	-	-	33.3
	162.9	88.7	258.6
Purchase of property, plant and equipment (PPE)	(92.3)	(105.4)	(222.6)
Purchase of intangible fixed assets	(4.2)	(3.5)	(8.2)
Leased property, plant and equipment	(2.6)	(2.6)	(7.0)
Proceeds from sale of PPE and intangible assets	6.5	7.3	15.8
Purchase of available-for-sale investments	(0.8)	-	-
Dividends received from associates	-	-	1.1
Dividends paid to minority interests	(1.2)	(0.4)	(1.6)
Interest element of finance lease payments	(0.6)	(0.5)	(1.2)
Free cash flow	67.7	(16.4)	34.9

22. Business combinations

The total consideration for all acquisitions during the period was £0.8m.

Details of goodwill and the fair value of net assets acquired are as follows:

	2009 £m (unaudited)
Purchase consideration:	

Rentokil Initial

Holding(s) in Company

RNS Number : 6508V
Rentokil Initial PLC
14 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Holders: BNY Norwich Union Nominees Ltd 7,947,507* Chase GA Group Nominees Ltd 43,463,079* Chase Nominees Ltd 1,876,794* CUIM Nominee Ltd

1,154,287*

Vidacos Nominees Ltd

122,177*

*denotes direct interest

BNP Paribas - London

203,766

Chase Nominees - London

11,026,575

Credit Agricole Indosuez

172,000

State Street Nominees Ltd

2,930,620

Vidacos Nominees Ltd

21,273,573

5. Date of the transaction and date on which the threshold is crossed or reached:	13 July 2009
6. Date on which issuer notified:	14 July 2009
7. Threshold(s) that is/are crossed or reached:	5% to <5% change at combined interest

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
if possible using the ISIN CODE			Direct	Direct	Indirect	Direct	Indirect

GB00B028RF11 Ordinary shares	92,754,576	92,754,576	54,563,844	54,563,844	36,056,714	3.01%	1.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
90,620,558	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The voting rights are managed and controlled by Aviva Investors Global Services Limited and Aviva Investors France SA , with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Aviva Investors France SA:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva International Insurance Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Insurance Limited (wholly owned subsidiary of Aviva International Insurance Limited)
- Aviva International Holdings Limited (wholly owned subsidiary of Aviva Insurance Limited)
- Aviva Participations SA (wholly owned subsidiary of Aviva International Holdings Limited)
- Aviva France SA (wholly owned subsidiary of Aviva Participations SA)
- Aviva Investors France SA (wholly owned subsidiary of Aviva France SA)

Proxy Voting:

10. Name of the proxy holder: See section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 1,814,831,011

14. Contact name: Paul Griffiths

15. Contact telephone number: 01293 858 160

END

HOLUSUSRKVRBAAR

Rentokil Initial

Holding(s) in Company

RNS Number : 2122V
Rentokil Initial PLC
06 July 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Rentokil Initial plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	03 July 2009
6. Date on which issuer notified:	06 July 2009
7. Threshold(s) that is/are crossed or reached:	10%, 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary 1p shares GB00B082RF11	182,368,729	182,368,729			181,014,529		9.97%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
181,014,529	9.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Brown Brothers Harriman New Jersey	956,451
Bank of Ireland, Dublin	4,892,558
Bank of New York	124,074,274
Banque Paribas	1,993,605
Bank of New York- Brussels	367,627
Bank of New York, Singapore	342,338
Chase Bank	1,511,772
JP Morgan Chase	18,392,891
Citibank	5,896,411

Mellon Bank, Pittsburg	582,727
State Street, Sydney	37,272
State Street Trust and Banking Co, London	19,950,000
Trust and Custody Services JP	49,354
Northern Trust Company, London	1,914,337
Other	52,912

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Paul Griffiths

Company Secretary

Rentokil Initial plc

15. Contact telephone number:01293 858 160

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUNSVRKARBRAR